EXHIBIT 99.2

Russia: TotalEnergies Partners with Novatek on
LNG Decarbonization, Hydrogen and Renewables

Saint Petersburg, June 3, 2021 – TotalEnergies and Novatek have signed a Memorandum of Understanding (MoU) to jointly work on sustainable reductions of the CO₂ emission resulting from the production of liquefied natural gas (LNG) including with the use of renewable power, to develop large-scale carbon capture and storage solutions (CCS) and to explore new opportunities for developing decarbonized hydrogen and ammonia. This partnership will leverage the significant low-cost resources of the Yamal and Gydan peninsulas and their large potential for geological storage.

Each partner will bring its best-in-class technologies and combine its know-how to explore and develop projects that will help reduce the carbon footprint of the LNG value chain, using:

•	carbon capture and storage (CCS),

•	energy efficiency,

•	renewable sources of power,

•	marketing of carbon-neutral LNG,

•	and clean hydrogen & ammonia.

"We are very pleased to begin a new chapter in our cooperation with our long-standing strategic partner Novatek. Our two companies are joining forces to deliver sustainable solutions to reduce emissions from our LNG projects and to provide low carbon LNG to our customers,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies, on the occasion of his visit to the Saint Petersburg International Economic Forum. “In line with our transformation strategy and our ambition to be a major player in the energy transition, we want to be a leader in low-carbon LNG.”

TotalEnergies is a 19.4% shareholder in Novatek and holds a 20% stake in Yamal LNG, a project that started up in December 2017 and produced more than 18.8 million tons of LNG in 2020. The company also holds a 10% stake in Arctic LNG 2, a project currently under construction and on track to deliver its first LNG cargo in 2023.

TotalEnergies, Second Largest Global LNG Player

TotalEnergies is the world's second largest publicly traded LNG player, with a global portfolio of nearly 50 Mt/y by 2025 and a global market share of around 10%. Thanks to its interests in liquefaction plants in Angola, Australia, Egypt, the United Arab Emirates, the United States, Nigeria, Norway, Oman, Russia and Qatar, the company markets LNG on all world markets. TotalEnergies also benefits from strong and diversified positions throughout the LNG value chain, including gas production, LNG transportation, LNG trading, and some recent development in the LNG industry for maritime transport.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPress

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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